TODA INTERNATIONAL HOLDINGS INC.
No. 18-2-401 Gangjing Garden, Dandong Street
Zhongshan District, Dalian
Liaoning Province, China 116001

May 31, 2011

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Summit Growth Corporation
Form 8-K Filed March 21, 2011
Amendment No. 1 to Form 8-K Filed March 31, 2011
Form 10-K for the fiscal year ended June 30, 2010
Filed October 13, 2010
File No. 000-52346

Ladies and Gentlemen:

As requested in the comment letter dated April 29, 2011 (the “Comment Letter”) of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Form 8-K, as amended by Amendment No. 1, TODA International Holdings Inc., formerly Summit Growth Corporation (the “Company”), acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Sincerely,

TODA INTERNATIONAL HOLDINGS INC.

By:	/s/ Chuan-Tao Zheng
Chuan-Tao Zheng
Chairman, CEO and President